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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18428

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___04/01/25___ AND ENDING ___03/31/26___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CAVU Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

331 Newman Springs Rd, Suite 320
(No. and Street)

Red Bank,	NJ	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karl W Lohwater	**(757) 525-0990**	klohwater@cavusecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS #800	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A. Parsons   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cavu Securities LLC   , as of 3/31   , 2 026   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YANIR MILLER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LE6237460
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES AUG 31, 2026

Notary Public

Signature:

Title:
Chairman

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CAVU SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5(d) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2026

(FOR PUBLIC DISCLOSURE)

SHORT REPORT (PUBLIC)
This report is filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934.

CAVU SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2026

TABLE OF CONTENTS

i



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those Charged with Governance and the Members of CAVU Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CAVU Securities LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
June 28, 2026

CAVU Securities LLC
Statement of Financial Condition
At March 31, 2026

Assets

Cash	$1,877,212
Deposits with and Receivable from Clearing Brokers, net	2,987,374
Securities, at Fair Market Value	4,148
Accounts Receivable	1,551,967
Notes Receivable	399,619
Notes Receivable, Related Party	556,176
Prepaid Expenses	153,299
Lease Deposit	3,887
Fixed Assets, net of Accumulated Depreciation	62,229
Other Assets	721
Total Assets	$7,596,632

Liabilities

Accrued Commissions	$78,613
Rebates Payable	218,417
Accounts Payable & Accrued Liabilities	708,023
Short Term Notes Payable, Related Party	616,704
Line of Credit	1,500,000
Charitable Contributions Payable	160,890
Subordinated Loan Payable	3,000,000
Total Liabilities	6,282,647

Members' Equity	1,313,985
Total Liabilities and Members' Equity	$7,596,632

1.   Organization

CAVU Securities, LLC (the "Company") is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB") and Securities Investor Protection Corporation ("SIPC"). The Company is a veteran and minority-owned broker-dealer and has endeavored to contribute a portion of its revenues to military and veteran charities.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2026.

Income Taxes

The Company was organized as a Limited Liability Company which is treated as a partnership for income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's members are required to report their respective shares of the Company's income or loss on their individual income tax returns. However, the Company is subject to the New York City Unincorporated Business Tax (UBT) and a net refunded $(29,400) in UBT for the year ended March 31, 2026, which is included as an expense in Selling, General, and Administrative on the Statement of Income. This is comprised of a payment of $3,000 for 2024 and a refund of $32,400 for 2023.

2.   Summary of Significant Accounting Policies (continued)

Fixed Assets

The Company purchased new fixed asset additions which were placed in service during the year ended March 31, 2026, with a 5 year life in the amount of $72,500. Total depreciation recorded for the year ended March 31, 2026 was $10,271.

Revenue Recognition

Referral Commissions

The Company has a contract with State Street Global Markets, LLC ("State Street") to earn commissions for referring customers to use the State Street Investment Portal (the "Portal"). Commissions are earned by the Company when a customer places investments in the portal. The commissions are based on the weighted-average balances for each referred customer per month and earned on an ongoing basis as long as the Portal customer continues to use the Portal for investment purposes. Income is recognized monthly.

Referral Fees – State Street Portal Customers

The Company also has separate referral agreements with each of State Street's Portal customers. This is to incentivize the Portal customer to go through the Company's relationship with State Street; if customers use and invest with the State Street Portal via the Company's relationship, they will receive a rebate per the terms of each referral contract. These rebates are accrued monthly in conjunction with the referral income. At March 31, 2026, the Company accrued $218,417 of Rebates Payable. The Company holds a special reserve bank account for the exclusive benefit of customers in which the Company holds these commissions until they are paid. The balance of the account as of March 31, 2026, totaled $30,060 and is included in Cash on the Statement of Financial Condition.

Referral Fees – Mutual Funds

The Company entered into an agreement with Invesco whereby Invesco created a class of mutual funds specifically for the Company (the "CAVU Share Class"). The Company receives a referral fee from Invesco for each customer it refers to Invesco to purchase the CAVU Share Class. The Company's fee is based on the total investment made by referred customers and is earned over time as long as the customers remain invested in the CAVU Share Class. The Company recognizes the referral fees monthly.

2.   Summary of Significant Accounting Policies – Revenue Recognition (continued)

Investment Banking Income

Investment banking income consists of underwriting fees and concessions, success fees, retainer income, and advisory fees from the Company's operations. Retainer fee is earned monthly with the passage of time as the Company provides placement or advisory services to its customers. Advisory fees are short-term engagements where the Company provides advice or guidance to a customer on a specific deal. Advisory fees are recognized over the life of the agreement. Success Fees are recognized at the closing of a deal or private placement once all of the Company's performance obligations have been satisfied and the Success Fees can be valued. For the year ended March 31, 2026, the Company only recognized underwriting fees and concessions.

Trading Gains and Losses

The Company recognizes trading gains and losses on a trade date basis. The Company did not have any trading gains or losses during the year.

Charitable Contribution Impact Program

As part of its cash management and capital markets lines of business, the Company operates an impact program in which it sets aside ten percent of its revenue of the cash management and capital markets lines of business each year, which it pays to one or more charities described in section 170(c). This impact program is part of the Company's brand; customers know that by utilizing the Company's cash management services or including the Company in an underwriting syndicate, the Company will support charities that benefit veteran and minority causes.

The Company reports these contributions, together with discretionary charitable contributions, as Charitable Contributions on its Statement of Income. However, the Company records the contributions made under its charitable contributions impact program as ordinary and necessary business expenses rather than as charitable contributions for Federal income tax purposes as provided in Treasury Regulations 1.162(a)(1). At March 31, 2026, the Company accrued $160,890 of Charitable Contributions Payable resulting from this impact program.

3.   Clearing Brokers

On October 9, 2025 the Company entered into a clearing agreement with AXOS Clearing LLC ("AXOS"), under which the Company introduces its customers on a fully disclosed basis to AXOS. At March 31, 2026, the Company had a deposit balance of $3,000,000, and a sundry deficit account balance of $22,500.

3.   Clearing Brokers – (Continued)

The Company terminated its previous clearing agreements with R.F. Lafferty & Co. Inc. in a prior year and Pershing LLC on October 7, 2025, respectively. At March 31, 2026, the Company has a receivable from these clearing brokers of $9,874.

4.   Fair Value Measurement

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).

This guidance provides three levels of the fair value hierarchy as follows –

> *Level 1* – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

> *Level 2* – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active.

> *Level 3* – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2026, and see Note 5 for descriptions:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Money Market Funds, at FV	$4,148	-	-	$4,148
Total	$4,148	-	-	$4,148

5.   Marketable Securities, at Fair Value

Marketable securities at fair value consist of U.S. and EU money market funds with underlying investments in Treasuries and US Government Securities and repurchase agreements, time deposits, commercial paper, certificates of deposit, medium-term notes, and floating rate notes, rated A-1/P-1 or better. These marketable securities held by the Company are classified as Level 1 trading securities and are stated at their fair market value based on quoted market prices. At March 31, 2026, these securities are carried at their fair market value of $4,148. The company recognized $183 of gains/dividends during the year ended March 31,2026.

6.   Professional Employer Organization ("PEO")

The Company utilizes TriNet a PEO, for its payroll and employee benefits. The Company's employees are thus dual employees of TriNet and the Company. TriNet is the employer of record for Federal and State income tax. The Company, depending on State laws and regulations, may in certain States be the employer of record for unemployment insurance and State income tax purposes.

7.   Net Capital Requirements and Regulatory Notifications

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2026, the Company had net capital of $2,104,579, which was $1,854,579 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness ($3,282,648) to net capital was 1.56 to 1.

8.   Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the Chief Executive Officer of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results.

8.   Segment Reporting – (Continued)

The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

9.   Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2026, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

10.   Concentrations of Credit Risk

Cash

The Company maintains principally all cash balances in four financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on these accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

11.   Commitments and Contingencies

Leases

The Company had obligations as a lessee for office space with initial noncancelable terms in excess of one year subject to ASC 842. The current lease commenced on December 15, 2023 and expired on December 31, 2025.

11.   Commitments and Contingencies (Continued)

Leases − (Continued)
The lease was not renewed. The Company entered a new short term (not subject ASU 942) lease for $5,187 per month with a $3,887 security deposit.

The components of lease cost for the year ended March 31, 2026 are as follows:

Operating lease cost	$ 188,294
Short term lease cost	164,180
Total lease cost	$ 352,474

Contingencies

The Company has no contingent liabilities and has not been named as a defendant in any lawsuit as of March 31, 2026, or during the year then ended.

12.   Related Parties

At March 31, 2026, the Company had an outstanding loan receivable of $556,176 from Semper Capital Management L.P. (payable on demand and accruing interest at six percent per annum, compounded monthly).

For the year ended March 31, 2026, the Company made charitable contributions in the amount of $285,600 to Semper True North Foundation, a charitable organization described in Internal Revenue Code section 501(c)(3). The majority owner of the Company is a member of the Board of Directors of Semper True North Foundation.

At March 31, 2026, the Company had a note payable in the amount of $616,704 to its Chief Executive Officer which it plans to commence making installment payments in the near future at the discretion of the Company and/or CEO.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

During the year, $120,000 of Prepaid expense to Semper Global Group L.P. were expensed related to an ESA which was terminated June 30, 2025.

13.   Retirement Plan Contributions

The Company is a participating employer in a multiemployer 401(k) retirement plan covering its eligible employees and sponsored by the PEO from which the Company leases its employees (*see* Note 6).

13.   Retirement Plan Contributions (Continued)

For the year ended March 31, 2026, the Company paid $72,745 in employer contributions. The amount is included in Compensation and Benefits shown on the Statement of Income.

14.   Notes Receivable

At March 31, 2026, the Company has outstanding loans receivable of $399,619 from three registered representatives and other employees. These notes vary in maturity dates, interest rates, and become payable on demand upon maturity. As of March 31, 2026, the Company has not issued any demand for payment on matured notes.

15.   Subordinated Loan

On October 27, 2025, the Company entered into a subordinated loan with AXOS Clearing LLC, the Company's new clearing broker, in the amount of $3,000,000 to buttress the Company's net capital. The subordinated loan has a maturity date of October 1, 2030, and bears interest at the rate of 15 percent per annum payable monthly. Interest expense accrued/paid during the year was $187,500.

16.   Line of Credit

On December 4, 2023, the Company established a line of credit with The First Bank of Greenwich in the amount of $1,500,000. The line of credit matures December 1, 2026. At March 31, 2026, the outstanding balance under the line of credit was $1,500,000. Interest paid on the line of credit for the year ended March 31, 2026, was $135,906 at an 8.5% floor rate. This line of credit is fully collateralized by $1,500,000 in cash and a personal guarantee by the Chief Executive Officer.

17.   Employee Retention Credit (ERC)

In prior years, the Company claimed an Employee Retention Credit (ERC) and accrued $158,244 for the eligible quarters affected during the COVID-19 pandemic. In a prior year, the Company received and recorded $92,500 of the ERC leaving a balance receivable of $65,744 for the year ended March 31, 2026, which is included in Accounts Receivable on the Statement of Financial Condition.

18.   Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that were no events which took place that would have a material impact on its financial statements.